UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 000-18860

CANAGOLD RESOURCES LTD.
(Translation of registrant’s name into English)

#810 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUBMITTED HEREWITH

Exhibits

Exhibit 99.1	Technical Report
Exhibit 99.2	Ali Hooshiar QP Consent
Exhibit 99.3	Dino Pilotto QP Consent
Exhibit 99.4	James Millard QP Consent
Exhibit 99.5	Jonathan Cooper QP Consent
Exhibit 99.6	Kevin Murray QP Consent
Exhibit 99.7	Michael Levy QP Consent
Exhibit 99.8	Robert Raponi QP Consent
Exhibit 99.9	Sue Bird QP Consent

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canagold Resources Ltd. (Registrant)

Date: September 3, 2025	By:	/s/ Catalin Kilofliski
Name: Catalin Kilofliski
Title: Chief Executive Officer

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